UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*
Satyam Computer Services Limited

(Name of Issuer)
Common Stock, par value Rs. 2.0 per share

(Title of Class of Securities)
804098101

(CUSIP Number)
N. Hariharan
Company Secretary
Larsen & Toubro Limited
L&T House, Ballard Estate
Mumbai 400 001, India
91-22-67525840

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
With a copy to:
Srinivas S. Kaushik
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
(212) 446-4800
November 13, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	804098101	Page	2

1	NAMES OF REPORTING PERSONS Larsen & Toubro Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

India

	7	SOLE VOTING POWER

NUMBER OF		53,889,300 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		53,889,300 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

53,889,300 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%* (See Item 5)

14	TYPE OF REPORTING PERSON

HC, CO

*	The calculation of this percentage is based upon 1,175,455,935 shares of Common Stock outstanding, as of July 10, 2009, as reported by the Issuer in Exhibit 99.1 to the Form 6-K filed with the Securities and Exchange Commission on July 10, 2009.

CUSIP No.	804098101	Page	3

1	NAMES OF REPORTING PERSONS L&T Capital Company Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

India

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0 * (See Item 5)

14	TYPE OF REPORTING PERSON

CO

*	The calculation of this percentage is based upon 1,175,455,935 shares of Common Stock outstanding, as of July 10, 2009, as reported by the Issuer in Exhibit 99.1 to the Form 6-K filed with the Securities and Exchange Commission on July 10, 2009.

     This Amendment No. 3 to Schedule 13D amends the information set forth in the Schedule 13D filed by the Reporting Persons (as defined therein) with the Securities and Exchange Commission (the “Commission”) on February 6, 2009 and amended by Amendment No. 1 and Amendment No. 2 (the “Schedule 13D”), relating to the shares of common stock, par value Rs. 2.0 per share (the “Common Stock”), of Satyam Computer Services Limited, a corporation organized under the laws of the Republic of India (the “Issuer”), with principal executive offices at Satyam Infocity, Unit — 12, Plot No. 35/36, Hi-tech City layout, Survey No. 64, Madhapur Hyderabad — 500 081, Andhra Pradesh, India. Capitalized terms used herein without definition shall have the meanings assigned to such terms in the Schedule 13D. Except as expressly set forth herein, there have been no changes to the information set forth in the Schedule 13D.
Item 4. Purpose of the Transaction.
     Item 4 of the Schedule 13D is hereby amended to add the following:
     On November 13, 2009, the Reporting Persons sold 27,243,414 shares of Common Stock at a price of Rs. 112.52 per share.
Item 5. Interest in Securities of the Issuer.
     Item 5 of the Schedule 13D is hereby amended to add the following:
     (a)-(b) As of the date hereof, the Reporting Persons beneficially own 53,889,300 shares of Common Stock, which represents approximately 4.6% of the issued and outstanding Common Stock of the Issuer. All of these shares are directly owned by L&T. The calculation of this percentage is based upon 1,175,455,935 shares of Common Stock outstanding, as of July 10, 2000, as reported by the Issuer in Exhibit 99.1 to the Form 6-K filed with the Commission on July 10, 2009.
      (c) On November 13, 2009, the Reporting Persons sold 27,243,414 shares of Common Stock at a price of Rs. 112.52 per share on the open market.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 30, 2009

LARSEN & TOUBRO LIMITED

By:	/s/ N. Hariharan
Name:	N. Hariharan
Title:	Company Secretary

L&T CAPITAL COMPANY LIMITED

By:	/s/ P.S. Kapoor
Name:	P. S. Kapoor
Title:	Company Secretary